Exhibit 99.8

RANDGOLD RESOURCES LIMITED

Incorporated in Jersey, Channel Islands

Reg. No. 62686

LSE Trading Symbol: RRS

Nasdaq Trading Symbol: GOLD

RESULTS OF VOTING AT 2008 RANDGOLD RESOURCES ANNUAL GENERAL MEETING

30 April 2008

The annual general meeting of Randgold Resources was held on 28 April 2008.

The final proxy voting figures are shown below.

		FOR	AGAINST	ABSTENTIONS
ORDINARY RESOLUTIONS
1.	Receipt of reports and financial statements (Resolution 1)	68,968,186	555,435	17,084
2.	Re-election of D Mark Bristow as a director (Resolution 2)	69,405,107	123,825	11,773
3.	Election of Graham P Shuttleworth as a director (Resolution 3)	69,404,971	123,869	11,865
4.	Adoption of the Report of the Remuneration Committee (Resolution 4)	ADJOURNED
5.	Approve fees payable to directors (Resolution 5)	68,929,228	495,211	116,266
6.	Re-appoint BDO Stoy Hayward LLP as auditors of the company (Resolution 6)	68,971,438	104,369	464,899

SPECIAL RESOLUTIONS
7(a)	Increase of authorised share capital (Special Resolution number 1)	69,462,454	53,973	24,278
7(b)	Amend paragraph 4 of memorandum of association (Special Resolution number 2)	69,046,995	458,215	35,495
7(c)	Amend article 4.1 of the articles of association (Special Resolution number 3)	69,457,194	48,341	35,170
7(d)	Approve Restricted Share Scheme (Special Resolution number 4)	ADJOURNED

At the annual general meeting of Randgold Resources Limited held on Monday 28 April 2008, a decision was taken by the members present to adjourn consideration of two resolutions, namely ordinary resolution number 4 and special resolution number 7(d). The adjournment was proposed to afford our shareholders the opportunity to reconsider their proxy relating to these two resolutions. The directors considered this to be appropriate, in light of certain voting agencies having indicated that the performance criteria for the award of restricted shares in terms of the proposed new scheme and for the payment of bonuses were unclear, and that the members of the remuneration committee were deemed not to be independent, by virtue of their long membership of the board.

Consequently, the directors have communicated with holders of a majority of our shares and now believe that these shareholders have a better understanding of both the performance criteria for the share and bonus schemes, and the report of the remuneration committee, and that the adjourned resolutions will now receive an informed response from shareholders.

The directors can confirm that specific performance criteria are set by the remuneration committee in consultation with the executives and approved by the board, and the management contracts specify minimum targets required to earn bonus payments. Bonus payments are also capped as to the amount that can be earned. Furthermore, all members of the remuneration committee are considered by the board to be independent. The current board is small, consisting of two executive and six non-executive directors. Since 2006, two new independent directors have been appointed and a phased succession plan is in place.

The adjourned annual general meeting will take place on Thursday 15 May 2008 at 11h00 (UK time) and the required notice of the adjourned annual general meeting and proxy form will be posted to shareholders shortly.

Randgold Resources Enquiries:

Chief Executive Dr Mark Bristow +223 675 0122 +44 788 071 1386	Financial Director Graham Shuttleworth +44 779 614 4438 +44 1534 735 333	Investor & Media Relations Kathy du Plessis +44 20 7557 7738 Email: randgoldresources@dpapr.com

Website: www.randgoldresources.com